VIA EDGAR

November 22, 2024

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re: XORTX Therapeutics Inc.

Acceleration Request for Registration Statement on Form F-1

File No. 333-283275

Requested Date: November 25, 2024

Requested Time: 4:00 p.m. Eastern Standard Time

Dear Mr. Campbell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, XORTX Therapeutics Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 25, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Troutman Pepper Hamilton Sanders LLP, request by telephone that such Registration Statement be declared effective at some other time.

Please contact Nicole Edmonds of Troutman Pepper Hamilton Sanders LLP, counsel to the Company, at (804) 339-1847 to provide notice of effectiveness, or if you have any questions or comments concerning this request. Thank you for your assistance.

Very Truly Yours,

XORTX Therapeutics Inc.

By:	/s/ Allen Davidoff
Allen Davidoff
Chief Executive Officer